UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 16)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760301
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760301

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	3,928,465 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	3,928,465 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		3,928,465 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		69.2%

14.	Type of Reporting Person (See Instructions)

CO

(1)
Includes (i) 281,481 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) which Jelco Delta Holding Corp. ("Jelco") may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015 as amended, issued by the Issuer to Jelco, (ii) 1,567,777 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, and (iii) 1,018,518 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, as amended, issued by the Issuer to Jelco.  See Item 3.

CUSIP No.	Y 73760301

1.	Names of Reporting Persons
	Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	56,893

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	56,893

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		56,893

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		2.0%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D
CUSIP No.	Y 73760301

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	3,985,358 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	3,985,358 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person			3,985,358 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		70.2%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Claudia Restis may be deemed to beneficially own 3,928,465 shares of Common Stock of the Issuer through Jelco and 56,893 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 281,481 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, as amended, issued by the Issuer to Jelco, (ii) 1,567,777 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, and (iii) 1,018,518 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, as amended, issued by the Issuer to Jelco.  See Item 6.

Schedule 13D
CUSIP No.	Y 73760301

INTRODUCTION
This Amendment No. 16 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership of the Common Stock (as defined in Item 1), solely due to an increase in the number of shares of Common Stock outstanding. In addition, share numbers reported in this Amendment No. 16 reflect the one-for-fifteen reverse stock split effected by the Issuer on March 20, 2019.
ITEM 1.	Security and Issuer.
This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 154 Vouliagmenis Avenue, Glyfada 16674, Athens, Greece.
ITEM 2.	Identity and Background.
(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):
Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy
(1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is beneficiary.

(c) Except as set forth herein, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.
(d) – (e)  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.
There are no material changes to Item 3 from the Schedule 13D/A filed with the Commission on December 7, 2018.
ITEM 4.	Purpose of Transaction.
There are no material changes to Item 4 from the Schedule 13D/A filed with the Commission on December 7, 2018.
Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer.
(a) – (b) Based on information provided by the Issuer, the Issuer had 2,810,223 shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

		Voting			Dispositive
Name	Percentage of Shares Beneficially Owned	Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	69.2%	0	3,928,465	(1)	0	3,928,465	(1)
Comet Shipholding Inc.	2.0%	0	56,893		0	56,893
Claudia Restis	70.2%	0	3,985,358	(1)(2)	0	3,985,358	(1)(2)

(1)
Includes (i) 281,481 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, as amended, issued by the Issuer to Jelco, (ii) 1,567,777 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco, and (iii) 1,018,518 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 27, 2017, as amended, issued by the Issuer to Jelco.  See Item 3.

(2)
Claudia Restis may be deemed to beneficially own 3,928,465 shares of Common Stock of the Issuer through Jelco and 56,893 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary.

(c) N/A
(d) N/A
(e) N/A
ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On February 13, 2019, the Issuer and Jelco entered into an amendment (a copy of which is attached hereto as Exhibit A and the terms of which are incorporated herein by reference) to the convertible promissory note issued by the Issuer to Jelco, dated September 27, 2017, as amended.
Except as set forth above, there are no material changes to Item 6 from the Schedule 13D/A filed with the Commission on December 7, 2018.
ITEM 7.	Materials to be Filed as Exhibits.
Exhibit A	Amendment to Convertible Promissory Note, dated February 13, 2019.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 22, 2019

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis

Exhibit A

AMENDMENT TO
CONVERTIBLE PROMISSORY NOTE
This AMENDMENT (this “Amendment”) to the Convertible Promissory Note, dated as of September 27, 2017 (the “Note”), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on February 13, 2019.
Capitalized terms used but not defined herein shall have the meaning assigned in the Note.
WHEREAS, following the Holder’s prior consent, all Championship Finance Documents, except from the Guarantee, as these terms are defined in the Note, have been released and reassigned to Champion Ocean Navigation Co. Limited and the m.v. Championship was sold to its new owner on November 7, 2018;
WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to, inter alia, amend the repayment schedule and the prepayment and notices sections of the Note (the “New Note Amendments”);
WHEREAS, by a supplemental agreement to the Partnership Loan Agreement of even date herewith the Holder, as lender, has consented to all the securities over the m.v. Partnership and the relevant Owner Guarantee (as defined in the Partnership Loan Agreement) be re-executed and recorded with the necessary amendments (the “Partnership Loan Agreement Amendments”); and
WHEREAS, in view of New Note Amendments and the Partnership Loan Agreement Amendments the parties wish to amend the Note accordingly, as hereinafter set forth.
NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:
(A)
In Section 1 of the Promissory Note the following definitions are deleted: 1.1 “Champion”, 1.2 “Champion General Assignment”, 1.4 “Championship Finance Documents”, 1.5 “Championship Mortgage”, 1.17 “Partnership Second Mortgage”.

(B)	In Section 1 the definitions of “Maturity Date”, “Owner Guarantee”, “Partnership Second Mortgage” and “Ship” are hereby deleted, and new definitions are inserted in the correct alphabetical order:
“1.11 “Maturity Date” means 31 December 2022.”

“1.12 “Owner Guarantee” shall mean an irrevocable and unconditional guarantee of the obligations of the Maker, as borrower, executed or to be executed by Partner in favor of the Holder”
“1.17 “Partnership Second Mortgage” shall mean a certain second priority mortgage granted to or to be granted by Partner, as owner, in favor of the Holder, as mortgagee, over the Partnership,”
“1.20 “Ship” means m.v. Partnership”
2. Following the insertion of certain definitions in Section 1 of the Promissory Note, the definitions of Championship, Drawdown Date, Emperor, Guarantee, Holder, Material Adverse Effect, Maturity Date, Owner Guarantee, Partner, Partnership, Partnership Finance Documents, Partnership Loan Agreement, Partnership Second Mortgage, Related Agreement, Related Finance Documents, Ship, Total Loss and Total Loss Date are hereby renumbered to “1.1 Championship”, “1.2 Drawdown Date”, “1.3 Emperor”, “1.4 Guarantee”, “1.5 Holder”, “1.6 Material Adverse Effect”, “1.7 Maturity Date”, “1.8 Owner Guarantee”, “1.9 Partner”, “1.10 Partnership”, “1.11 Partnership Finance Documents”, “1.12 Partnership Loan Agreement”, “1.13 Partnership Second Mortgage”, “1.14 Related Agreement”, “1.15 Related Finance Documents”, “1.16 Ship”, “1.17 Total Loss” and “1.18 Total Loss Date”.
(C)	Section 5 of the Note is deleted in its entirety and replaced with the following:
“5. Repayment. The aggregate of all the outstanding principal amount and all accrued and unpaid interest under this Note shall be repaid by the Maker in one bullet payment on the Maturity Date whereupon the Note shall be cancelled.”
(D)	Section 6 of the Note is deleted in its entirety and replaced with the following:
“6. Voluntary Prepayment. The Maker may, by giving a five (5) business days prior written notice to the Holder, at any time thereafter prepay the whole or any part of this Note in cash or, subject to the Holder’s prior written agreement on price per share, in a number of fully paid and nonassessable shares of the Maker Common Stock equal to the amount of the Note being prepaid divided by the agreed price per share.”
(E)	Section 9 of the Note is deleted in its entirety and replaced with the following:
“9. Mortgages and Other Collateral. This Note is secured by, inter alia, (i) the Partnership Mortgage and (ii) the Partnership Finance Documents.”
(F)	Section 10.1 of the Note is deleted in its entirety and replaced with the following:
“10.1 Conversion. The Holder may by notice in writing to the Maker elect at any time (including without limitation after receipt of a notice under Section 6) to convert the whole or any part of the then outstanding principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common

Stock (the “Conversion Shares”) equal to the amount of the principal amount being converted divided by a conversion price equal to $0.90 per share, as such conversion price may be adjusted pursuant to the terms hereof or by any other conversion price to be agreed in writing between the Maker and the Holder (the “Conversion Price”).”
(G)	In Section 16 of the Note, the Maker’s address is deleted in its entirety and replaced with the following:
“Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
16674 Glyfada, Athens, Greece
Facsimile: +30 210 9638404
Attention: Chief Executive Officer”
(H)	From the date of the sale of the m.v. Championship, the Note is secured only by the Partnership Finance Documents and the Guarantee, as these terms are defined in the Note.
(I)
Confirmation of Agreement.  Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Amendment.

(J)
Counterparts; Effectiveness.  This Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document.  All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.  This Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(K)
Governing Law.  The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS AMENDMENT has been entered into on the date stated above.
THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
	Name:	Alastair B. Macdonald
	Title:	Director

Acknowledged and agreed by

EMPEROR HOLDING LTD.
As guarantor

By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Director